Exhibit 99.2

NEWS FROM:

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

FOR IMMEDIATE RELEASE: July 21, 2006

COOLBRANDS ANNOUNCES BREACH OF COVENANT

Toronto, Canada, July 21, 2006 - CoolBrands International Inc. (TSX: COB.A) today announced that it has breached a covenant in its Credit Agreement dated as of April 21, 2006 (Credit Agreement), among the Company, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (JPMorgan). The breach resulted from a breach by its subsidiary of an EBITDA covenant in the subsidiary’s credit agreement with JPMorgan.

David J. Stein, Co-Chairman, President and CEO of CoolBrands, said, “It is unfortunate that this event has occurred, but the Company is currently working with its subsidiary and JPMorgan to resolve the situation.”

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Disney® Frozen Snacks, Godiva® Ice Cream, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge!™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie and Whole Fruit are trademarks of CoolBrands, all other marks are used under license.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.